                                                     FILED BY YELLOW CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                      AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                             SUBJECT COMPANY: YELLOW CORPORATION
                                                    COMMISSION FILE NO.: 0-12255

                                            SUBJECT COMPANY: ROADWAY CORPORATION
                                                  COMMISSION FILE NO.: 000-32821

FORWARD-LOOKING STATEMENTS

Certain statements made herein (and oral statements made regarding the subjects of this filing, including in the transcripts contained herein) contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "will," "look forward to" and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this filing regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties' expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company's cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company's actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Yellow's and Roadway's respective businesses as further outlined in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each of the companies' respective Annual Reports on Form 10-K for the year ended December 31, 2002. Yellow's plans regarding the maintenance of the separate Yellow and Roadway brands and networks, the continuation of the Roadway headquarters as a major operational center, the focus on administrative and back office synergies and workforce rationalizations are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company's market for its transportation services.

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ADDITIONAL INFORMATION

Yellow and Roadway will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow free of charge by requesting them in writing from Yellow or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by Roadway free of charge by requesting them in writing from Roadway or by telephone at (330) 384-1717. Yellow and Roadway, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in connection with the merger. Information about the directors and executive officers of Yellow and their ownership of Yellow stock is set forth in the proxy statement for Yellow's 2003 Annual Meetings of Stockholders. Information about the directors and executive officers of Roadway and their ownership of Roadway stock is set forth in the proxy statement for Roadway's 2003 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

o Transcript of Yellow Corporation Second Quarter Earnings Conference Call on July 18, 2003.

                                      ***
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YELLOW CORPORATION
ID #1342595                                                              PAGE 1

Operator:                      Good morning my name is Casey, and I will be your
                               conference facilitator today. At this time I would like to welcome everyone to the Yellow
                               Corporation 2nd Quarter Earnings Conference Call.
                               All lines have been placed on mute to prevent any background noise. After the speaker's remarks there will be a question and answer period. If you would like to ask a question during this time simply press star then the number one on your telephone keypad. If you would like to withdraw your question press the pound key. I would now like to turn the call over to Stephen Bruffett, Treasurer of Yellow Corporation.

Stephen: Thank you Casey, Good morning and thanks for joining us we appreciate your interest in Yellow. With us today is Bill Zollars, Chairman and President and CEO of Yellow Corporation, John Barger our CFO, James Welch, President of Yellow Transportation, and Jim Ritchie, President of Meridian IQ. Statements made by management during this call that are not purely historical or forward-looking statements within the meaning of the Private Litigations Securities Reform Act of 1995 including statements regarding company's expectations, hopes, beliefs, and intentions on strategies regarding the future. It is important to note this company's future results could differ materially from those projected in such forward-looking statements due to a number of factors including but not limited to general economic conditions labor relations, comparative pricing activity, expense volatility and other risk factors. For a full discussion of the various risk factors please refer to our annual report 10K and 10Q and in particular refer to forward-looking disclosure in our recent earnings release and in our recent release regarding the [UNINTELLIGIBLE] acquisition of Roadway Corporation. Bill Zollars and Don Barger will provide our comments this morning, and James Welch and Jim Ritchie are here and available to participate in the Q&A session, and with that I will turn it over to Bill Zollars.

Bill: Thanks Steve and welcome. We're excited about our recently announced acquisition of Roadway Corporation, and we're also very pleased with the strong results that we were able to achieve in the second quarter. We'll concentrate our preferred comments today on further details of our second quarter results but we will allow time for questions related not only to the quarterly performance but also the Roadway acquisition. Just a quick comment on status in terms of feedback on the acquisition of



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YELLOW CORPORATION
ID #1342595                                                              PAGE 2

                               Roadway, we continue to get very positive feedback from customers and employees and investors, we continue to believe that there will be very little if any disruption in the customer base or with our employees, and we're getting good report from the Teamster leadership. Having said that let me move on to the second quarter results, which are in line with the guidance of $.50 to $.60 per share, which we provided on our first quarter call and which we reaffirmed on June 5th. Business volumes and yields came in about where we expected and we continue to affectively manage our cost. Specifically the second quarter earnings per share was $.62 a share but that included a pre-tax benefit of about $3.7 million or $.08 a share from the completion of an insurance recovery that we started in the first quarter of 2003. Excluding that insurance recovery the second quarter of 2003 earnings per share were $.54 per share compared to $.09 a share of the second quarter of 2002.

                               We do remain comfortable in our guidance for the remainder of the year and that assumes the continuation of the current economic environment, and I'll get into that more in my comments in a minute. Here are some of the highlights from the second quarter. Consolidated revenue was $67 million or about 10- 1/2 % increase from the second quarter of 2002. As Yellow Transportation we continue to balance our approach by growing both volume and yield resulting the best earnings growth in the industry. On the volume side the underlying economy was steady to slightly improving in the second quarter, and just a bit of clarification there on the volume side, you may recall that we had a pretty strong second quarter last year, it was stronger than we would seasonally have expected so this is one of those situations where percentages don't really tell the story. If you went back and compared for example our growth in tonnage with 2001, which was more of a historical normal seasonal, in the first quarter of this year versus the first quarter of 2001 and we were up a little over 1% in tonnage. In the second quarter of this year versus the second quarter of 2001 we were up about 6.5%. Just to give you another point of reference sequentially in 2002 last year from the first quarter to the second quarter we were up 8% in tonnage, which is very unusual, and this year we were up 4% sequentially from the first quarter to the second quarter which is still very strong but nothing like the anomaly like we had last year, so I just caution you when you're comparing some of these numbers to the previous


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YELLOW CORPORATION
ID #1342595                                                              PAGE 3

                               year that last year second quarter for some reason was abnormally strong given the seasonality we would normally expect.

                               In addition to a very strong second quarter both the yield and volume side over the last six to eight weeks we've also experienced volume increases that appear to be modestly above normal seasonality. Volume in July is up about 10% on a tonnage basis month to date, and although it's very early in the quarter that is obviously much better than we have seen. Also contributing to our revenue growth was the continued penetration when our premium services such as Exact Express and Definite Delivery. Exact grew by about 54% over the second quarter of 2002 reflecting that continued penetration. Yield also showed improvement over the second quarter of 2002, despite a general rate increase in June 2002, and again this is where percentages can be a little miss leading because we did have a price increase last June and have not put our annual rate increase into affect yet. We had literally two months of apples to apples comparison, and June was a month where the price increase was in last year but not this year, so again that could have modified our yields increase year over year if you looked at our yield increase year over year excluding field surcharge, this quarter it was about 3.5%, if you put it on an apples to apples basis it was more like 5%. We remain disciplined in our yield management obviously, and that supported our primary objective of earnings growth. A number of our competitors have announced their general rate increase most of them have been in just under 6% they have taken affect in the last few weeks and we're currently finalizing our plans for the general rate increase this year and that will be taken in the near future.

                               While the second quarter revenue increase $67 million over last year operating income was more than five times the amount we earned in the second quarter of 2002, and that demonstrates the significant leverage that exist in our business as a result of managing volume yield and cost all at the same time. The biggest area of cost improvement was in the area of productivity, workman's comp, and accidents.

                               Going over to Meridian IQ we continue to produce results there that meet our expectations. We're achieving solid performance in each of the services offered by Meridian IQ and record a revenue growth of about 22% over the second quarter of 2002 We recorded


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YELLOW CORPORATION
ID #1342595                                                              PAGE 4

                               a small operating profit in the quarter and expect continue revenue growth and improve profitability in the coming quarters. Meridian is growing rapidly and is a vital component of our one stop shopping strategy. Meridian IQ provides incremental business to Yellow Transportation and Yellow Transportation provides business for Meridian IQ, and as I said before that synergy is an additional benefit of our overall strategy. Don will now provide an overview of our financial position and our second quarter results. Don.

Don: Thank you Bill. Our consolidated second quarter revenue as up 10.4% consisting of a 10.1% increase at Yellow Transportation and 22% increase at Meridian IQ. The Yellow Transportation revenue improvement was split evenly between increases in volume and yield, and you know how much emphasis we place on that right balance of these two items. Meridian IQ generated increase revenue from a combination of higher volumes across their service offerings and revenue from acquisitions from the third quarter of last year. Operating income was $32.3 million for this quarter a $26.1 million improvement over last year. Again most of the operating income improvement in dollar terms was at Yellow Transportation where they effectively levered the additional revenue. At Yellow Transportation the operating ratio was 95.3 excluding the insurance recovery, an improvement of three full percentage points from last year. Favorable trends and productivity in operational efficiency continued form the first quarter of this year testaments to our continued focus on these areas. We worked more hours between injuries and drove more miles between accidents resulting in lower workman's compensation and claims costs. Careful spending in other areas kept cost below or in line with the increased revenue; our network is operating very efficiently with the additional upside.

                               Yellow Transportation generated equal incremental margins at 34% for the second quarter, and 24% for the six months compared to the same periods last year. As Bill mentioned, we completed the insurance recovery we referred to in the first quarter conference call $3.7 million was recognized in the second quarter, and $1.7 million was recognized in the second quarter, and $1.3 million in the first quarter bringing the total to $5 million. The recovery was related to falsification of claims, internal controls have been thoroughly reviewed and appropriate changes have been made.

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YELLOW CORPORATION
ID #1342595                                                              PAGE 5

                               Meridian IQ continues to perform solidly and in line with our expectations. They posted a small operating profit for the second quarter, earned out favorable to prior year by over $1 million for the first six months of this year. We fully expect that the year will be profitable with MIQ and we look forward to continued strong growth from our non-asset business. The balance sheet also continues to very strong. Total debt remained at $124 million and our debt to cap ratio, excluding cash, was a solid 16.2%. We expect this measure to be below 10% by year-end prior to the pending Roadway acquisition. For the first six months cash from operations totaled about $70 million and cap-x was about $47 million, so we generated $23 million of free cash. We purchased $3 million of our stock in the second quarter under a $25 million stock re-purchase program approved by our board in late February. Due to the pending Roadway acquisition we have put a hold on any further stock buy backs. For the full year we expect to generate approximately $45 to $50 million of free cash flow prior to the Roadway acquisition, and this is even after funding about $100 million of cap-x and a $35 million pension contribution.

                               You know how much emphasis we place on returns, our no-pat [PHONETIC] return on committed capital for the last 12 months was 11% slightly ahead of our plan and well ahead of our 9% cost to capital. I will now turn the call back to Bill for his final comments.

Bill: Thanks Don. In closing let me reiterate that Yellow Transportation and Meridian IQ are performing well. In addition customers continue to respond positively to our one stop shopping strategy, the quality of our services and the technology that makes it all possible, the continue to successfully balance volume and yield and affectively manage cost to generate greater results in line with our guidance for the quarter. We don't see any significant change to our outlook for the rest of the year. Our guidance does not include any cost related to the pending Roadway acquisition, as these are determined we will modify our guidance. We expect earnings of $.70 to $.80 per share for the third quarter and $225 to $235 per share for the full year based on the assumed continuation of current economic conditions for the remainder of 2003, so we haven't changed our forecast guidance for the year.


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YELLOW CORPORATION
ID #1342595                                                              PAGE 6

                               Consistent with our previous guidance as well we expect full year revenue to be around $2.9 to $3 billion. We expect Yellow Transportation to generate incremental margins of about 30% resulting in a full year operating ratio of 95, and a little bit below 96 on a consolidated basis for the entire company. These numbers represent more than a 200 basis point of improvement over the full year of 2002. At this point we'll stop and take any questions you might have.

Operator:                      At this time I would like to remind everyone in
                               order to ask a question please press star then the number one on your telephone keypad. We'll pause for just a moment to compile the Q&A roster. Your first question comes from Edward
                               Wolfe with Bears Stearn.

Edward:                        Hey Bill, Hi Don.

Don:                           Hey Ed.

Edward: Talk a little bit about tonnage, tonnage is up 5% and you said it feels a little bit better at the end of the quarter into July year-over-year, but I mean if you took out the CF that's actually down on internal base and CF business grandfathers itself in early September, so I mean do you expect the tonnage year-over-year to be up in the third quarter or flat or down?

Bill: No we would expect it to be up Ed and this goes back to what I was talking about here in terms of the percentages being a little misleading and the seasonality of last year was really weird so, we get some rather unusual comparisons with 2002, but just to give you an actual number, in June of this year at Yellow Transportation, we had about 52 million pounds worth of business and that was up significantly from both last year and the year before, and so the actual tonnage that we are generating is very encouraging. We would expect the tonnage growth to be better in the third quarter.

Edward: And would you expect it to be up without taking away the con-freight estimate of what you took from that?

Bill: It will be up slightly from that, and remember that in the third quarter we've got the month of September is going to include the initial surge of consolidated freight-ways freights, so excluding that impact it will be up slightly.

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YELLOW CORPORATION
ID #1342595                                                              PAGE 7

Edward: Okay, what's the base that Exact Express is on right now, you said it grew 50 something percent, but what's the base of revenue?

Bill:                          It's $150 to $200 million run rate.

Edward:                        But what was it in the quarter though roughly?

Bill: We don't usually give out that specific information but it was up 50% and the run rate was between $150 to $200 million for the year.

Edward: All right switching gears to the merger, could you talk a little bit to what are you hearing from your customers, have you seen some freight leave as a result of the announcement, have you seen any freight come to you as a result of the announcement?

Bill: Well it's been overwhelmingly positive reaction, and I am going to let James and Jim add to this in a second, but you know we've, I think gotten the reaction from many customers that this is good news from their perspective because it assures that we are going to be around financial strong and able to grow with them from a capacity standpoint and provide the kind of technology they need, so the overwhelming response has been positive, but I will let James and Jim talk a little bit more about that.

James: This is James Welch, not a lot to add to that other than to say that we mobilized very quickly after the announcement of the acquisition of Roadway and really drove that message down immediately to our customer base contacting not only our largest customers but also from account executive view point the customers in their territory, and as Bill said, the overall response has been very encouraging and we see nothing but positive news coming out of this.

Jim: The only thing that I would add to that is really ditto James's comments, everything has been real positive received within our customer base.

Bill: And Ed to just give you one other data point on that obviously Jim Staley and I are staying very close these days and Jim's feedback


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YELLOW CORPORATION
ID #1342595                                                              PAGE 8

                               yesterday when I talked to him was very
                               consistent with that.

Edward: And in the guidance you gave for tonnage for third quarter you've assumed no leakage still of revenue?

Bill: We've assumed minimally leakage of revenue and we're convinced that is the right assumption.

Edward: Okay, and can you give us an update, you meet with Jimmy Hoffa Jr. what did you hear, what did the teamsters say and what's your sense of that going forward?

Bill: It was a very positive conversation. We've got a lot of questions, which we answered and came out of that meeting with good support from MR. Hoffa and his leadership team, so we feel really good about the support we're getting from the teamsters.

Edward: Is there anything that you need from them before you go on, are they going to put any kind of vote or is that not happening?

Bill: No, that is not really required but we did tell them that we think we could more successful with their positive support and so far that is exactly what we're getting.

Edward: Okay, and one last question I'll let someone else have at it. Can you just give us an update on what you see as the cost savings a year from now and two year's from now, and where that is going to come from?

Bill: You know the cost savings we think should be in the first year around $45 million and you know within the first few years that will be $125 million. Most of that will come from back office integration functions that don't touch the customer, and will come on the basis of best practices, in other words we'll decide where it's done best, and stop doing that function in the other location.

Edward: And how do you get from 45 to 125, what's kind of the differences in there year out from that?

Bill: Well it's really a difference in aggressiveness in terms of how hard we want to go after the synergies, we think that the bucket out there is somewhere between $45 to $125, we feel very comfortable

YELLOW CORPORATION
ID #1342595                                                              PAGE 9

                               in our ability to get to $45 and really have expectations that we could get to the $125 in the same areas.

Edward:                        Okay, thanks a lot for the time.

Bill:                          You bet Ed.

Operator:                      Your next question comes from John Barnes with
                               Deutsche Bank.

John: Hey guys good morning. Bill can you give us just an explanation of the timing on the general rate increase, you kind of lead the industry in terms of timing a year ago, but you know this year you are a little bit late to the game can you just give a little bit of an explanation there?

Don: Sure I think every year is different, John, and we've just looked at the situation this year, the market dynamics, how we were doing, and decided that we would not go with a general rate increase in June but it's on it's way.

John: Okay. Let's see any, in taking a look at the deal, can you give us any update on what the potential debt breakdown is you know or have you locked that in on the financing side?

Don: John this is Don Barger, we are still working at that and I think you can assume there is going to be a combination of revolver assets securitization on the receivables, you know term loan, and some bonds.

John: Okay. Bill if you take a look at your guidance for, you know in kind of confirming your guidance for the rest of the year, the question I have been getting quite a bit of is you had $.08 of kind of unexpected positive hit in the quarter, you know, does the confirmation of the guidance include that or is that just kind of the way you are going to treat it as you did in this quarterly earnings announcement, as a non-operating one time gain?

Bill: Yeah we've treated it as a non-operating one-time gain.

John: Okay, so the earnings estimates out there are just pure earnings operational earnings?

YELLOW CORPORATION
ID #1342595                                                             PAGE 10

Bill:                          Correct.

John: Okay, and then lastly just kind of a, you know this is for Jim Ritchie, can you give us an idea, you know this new entity you know Roadway and Yellow is going to be a monster entity and you know Meridian--I am just kind of curious I understand managements focus on Meridian, but I am curious from your perspective what do you do to make sure that Meridian stays at the forefront of the strategy and Yellow, you know what can you do to make sure that you are getting the necessary management attention and the resources internally to insure the success of Meridian?

Jim: Well John just a--it's really been pretty straight forward from the way Bill has managed the overall corporation that I remain part of his leadership team and executive team. We work very closely with Yellow Transportation and James and I collaborate virtually on a daily basis, and I'd certainly expect that as we move forward through the merger that that same kind of relationship will be built with Jim Steely as well, so we're really looking forward to the opportunity to you know extend our portfolio of services to the Roadway customers as well as we move through that so we're thrilled and excited about the opportunities and the potential of the future growth.

John:                          Okay thanks for your time guys.

Bill:                          Thanks John. Casey?

Operator:                      Your next question comes from Dan Moore with
                               Stephens.

Dan: Morning guys. Couple of questions here wanted to start off with yields, looks like there is a profile change here, weight per shipment is down and more along the lines I guess of what we've seen here in the last quarter or two, that coupled with the adjustment in our absolute minimum charge I think that took place early on in the quarter or late in the first quarter, I'd be interested in understanding what that does to yields?

Bill: As I have said it's a little bit apples and oranges on the yield side because we have two months of relatively good comparison and then June we had an increase last year and we haven't had one this year, so if you strip that out, as I said, you'd have about 5% apples

YELLOW CORPORATION
ID #1342595                                                             PAGE 11

                               to apples kind of improvement in yield excluding yield surcharge, which we still think is relatively good. You know the change in the weight per shipment is a function of the mix of the business and really we don't expect to see that as a long-term trend that is probably just a quarterly blip of some kind.

Dan: Okay. Insurance just curious on the run rate moving forward guys can you give us some sense of what we should be modeling for a 3Q and 4Q, I think you made some mention of the fact that we aren't going to see the recovery moving forward, so I am wondering if we should be modeling on an absolute dollar basis at a very similar level of insurance and claims expense for 3Q?

Bill: I think we had to play some catch up as you know in the first part of the year and we've caught up, so you can assume that the run rate know is pretty consistent with where it's going to be for the rest of the year.

Dan: Even after you adjust for the recovery it looks like you guys are really, or have been, very successful in reducing insurance and claims how much of that is coming from worker's comp and how much is that cargo liability related/

Bill: It's really some of both, but probably the bigger improvement is in the workman's comp area versus the run rate we were on, and that is just basically good blocking and tackling, fewer injuries, that kind of thing.

Dan: Then two other questions here and then I will turn it over. I want to focus on pension cost for a moment, could you talk a little bit about, or get an update on non-union pension cost for the full year '03 what do you project them to be versus where we were in '02 and if we're going to see any adjustments in the second half of '03 of your previous guidance?

Don: Dan this is Don Barger, I think you know that pension expense for the year is in fact was said in the first quarter so obviously that will not change and our full year pension expense now, I think we're expecting it to be -

Bill:                          -- a little over $18 million.




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ID #1342595                                                             PAGE 12

Don: A little over $18 million and that was down from the original guidance that we gave you once we completed the actuarial report on pensions.

Dan: Okay. That is helpful. And I'd like to shift gears here to the merger. You talked earlier about response from customers being overwhelmingly positive I guess the conversations we have haven't been so positive and I am trying to get my arms around the desperately between the two here. Customers typically care about pricing, service and capacity, you know clearly there is capacity because if you look at where you are today versus where you were in 2000 there's about a 10% difference in tonnage, but what does this combination do for customers in the area of pricing and what could it potentially do in the area of service?

Don: Well Dan the first thing I'd say is you're talking to the wrong customers. You know it's pretty straight forward our conversations with customers really have really confirmed what we thought going in and that is the customers are happy with the providers they have. They've selected Roadway or Yellow or any other provider based on the different parameters you just mentioned, quality of service, price, but ultimately the value that they are getting from that provider, and they really need to have a significant reason to change a way from the provider they are currently with if they are happy and we're just not going to give then a reason to change, so you know I know that you talk to 10 or 12 customers on your conference call and we went out and talked to our top 200 customers immediately after the merger announcement, as did Roadway, and I am pleased to say that the consistency of the response was we're happy with you unless you do something to mess up the relationship we're sticking with you and that was true across the Roadway customer base as well, so the bottom line is customers change when they have a reason to change and we're not just going to give them any reason to change we're going to continue to provide the same high quality of service and the same value.

Dan: Well I guess I will have to make a few more phone calls, guys thanks for the time.

Bill:                          You bet Dan.




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YELLOW CORPORATION
ID #1342595                                                             PAGE 13

Operator:                      Your next question comes from Jason Seidi af
                               Avondale Partners.

Jason: Good morning, I want to center around Bill a little bit, your revenue, excuse me your yield increase that you implemented back in April in selective lane, could you break down what that provided you in terms of revenue for the quarter?

Bill: Well Jason we had some lanes that adjusted upward, some that went down and the mix was just slightly positive so it wasn't a big deal.

Jason:                         It wasn't a big deal in the quarter? Okay.

Bill:                          No.

Jason: You know if we look back at some of these second quarter pre-announcements with the LTL carriers [PHONETIC] there was mention of softness in the regional pricing markets, you know have you been seeing that or not really?

Bill: I think we've seen pretty consistent pricing across our portfolio and you know as I think you know about 30% or 40% of our business is in the second day market and another 30% in the third day, so we have a significant amount of business in those markets but we haven't see a big difference there.

Jason: Okay that is helpful. If I could switch to Meridian IQ, you know I think I heard Don say that Meridian is on track to be profitable for the year, am I correct?

Bill:                          That is correct.

Jason: Okay, there was a dip in terms of revenue growth if I look at 2Q versus 1Q were they lapping some contracts?

Bill: No actually we had some acquisitions that we made last year that were -

Jason: --okay, so are you expecting them to grow at the 20% rate I guess for the perceivable future?

Bill:                          Yeah 20% plus.




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ID #1342595                                                             PAGE 14

Jason: Okay. And what gets Meridian IQ you know half way to your goal of 10% margins, so what gets them to the 5% margin, is it just size?

Bill: I think part of it is scale, yeah, there's a big piece of it that is scale and as we've said before Jason we'll always be looking at trading off short term profit for reinvestment for the business to exhilarate growth and so you know a little bit of that is in our control in terms of how much we want to reinvest in the business, but really it's a scale issue.

Jason: Okay fair enough, I will turn it over to somebody else, thanks guys.

Operator:                      Your next question comes from Gregory Burns with
                               JP Morgan.

Greg: Hi guys, Hi Bill obviously very strong quarter from my perspective.

Bill:                          Thanks.

Greg: I just want to go back to the yield and mix I think you guys have done just an excellent job at getting the right balance between yield increases and tonnage increases, as far as I am concerned you've outperformed all your competitors in that area, but I am wondering you've been operating from a position of strength with the CF business out there and I am wondering as we move in to the third, late in the third and into the fourth quarter you anniversary those CF Coms [PHONETIC] you sure have to grow the business to get the leverage, does your yield strategy change or do you have to do anything different now that you don't have the sort of freebie with the CF business out there?

Bill: Well Greg I think two things, one if you believe what a lot of people in writing were operating in an area with tremendous excess capacity right now, which you know we managed to do very well in, so I'd start with that. Really the focus from us from a long time has been on this balance and it really starts with good analytical tools, and we've got a tremendous amount of confidence in our profit model the ability to really analyze business affectively and know what good business is and what bad business is, and then we've executed that extremely well, we centralized the pricing



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YELLOW CORPORATION
ID #1342595                                                             PAGE 15

                               function back a couple of years ago and that has helped us with our discipline, so it's good analysis and it's good execution, it's not going to change going forward we're going to continue to follow the same approach that has been so successful over the last couple of years.

Greg: But Bill just to follow up in this hypothetically, assume the economy does not change, it sounds like you are seeing some improvement, but assume the economy does not change and then you anniversary the CS business does that argue for perhaps getting a more aggressive on price?

Bill: No I think it will make the volume comparisons a lot tougher but I think you'll see relatively the same sort of yield increase.

Greg: Okay and in terms of the up tick that you saw in July and obviously it's early, is there anything driving it any particular customer, is it coming from the industrial base, can you give us a little color there?

Bill: Yeah you know we've got a little different profile in our customer base then some of our competitors. We've got about 70% of our business in the manufacturing area and really it has come across the board there and we haven't, we really don't do much business in automotive but if you exclude automotive where we are not really participating much it's been pretty much consistent across the rest of the manufacturing base.

Greg: So manufacturing's been a strength as apposed to retail?

Bill: Yeah I think we'd say that manufacturing is where we've seen the pick up and really the weak dollar has got to be driving a lot of that.

Greg: Okay and then just a question for Jim Richey on Meridian. I am curious what, how you would characterize your pipeline and visibility and also you know you're clearly growing nicely, who are you running into as you continue to grow?

Jim: Well the pipeline is extremely strong we had a very successful sales quarter in the second quarter, we've got 17 clients that in the implementation stage right now, and the sales for the second



                                       5
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YELLOW CORPORATION
ID #1342595                                                             PAGE 16

                               quarter will actually be eclipsed in the month of July based on the commitment that we've gotten so far, so the pipeline is extremely robust and it seems like the enthusiasm around some of the economic factors has got people finally making some decisions on some long term contracts, so from that respect we're very pleased with how the pipeline looks so far.

Greg: And in terms of competitors, when you go have these conversations is there one, two or three competitors you see most, is it all over the map?

Jim: You know it really varies on a deal by deal basis. We see them all from time to time on some applications we'll see some of the technology providers as the only competitor on some of the other ones we'll see your traditional three PL's as the only competitor, but I would remind you that the business model around Meridian IQ is not be a traditional three PL or a technology provider but to kind of bridge that gap and be able to provide technology services and the outsourcing of certain processes, so it gives the customers greater flexibility than a three Pl, a traditional three Pl and if they are looking for the in sourcing solution of technology also gives them greater flexibility in terms of being able to outsource some of those non-core processes, so the market has responded pretty well to that and it also creates kind of a competitive void because there is not a lot of people out there that is following that same strategy right now.

Greg: And given your comments on the pipeline sales we should look for same growth rates for the balance of the year at least?

Jim: Yes we're looking at the 20% plus growth rates, as you know on the logistic side of the business implementations can run anywhere from 90 to 180 days in some cases so we do have you know a lag from when the contracts are sold to when the revenue will actually increase and we'll start to realize that but we are certainly on track.

Greg:                          Great thanks a lot guys.

Operator:                      At this time I would like to remind everyone in
                               order to ask a question please press star, then the number one on your telephone keypad. Your next question comes from Michael Glenn with CSSB.




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YELLOW CORPORATION
ID #1342595                                                             PAGE 17

Michael:                       Hi guys it's Gary Emlynn [PHONETIC] how are you?

Bill:                          Hey Gary, good.

Gary: Bill there was in interview you did I think with Blumberg News [PHONETIC] yesterday and there was a question about connecting your expectations for earnings for what your seeing is an improving economy can you give us some more color on that, and then I have a couple of others?

Bill: Well you know we really haven't baked the improving economy into our numbers. The numbers that we're giving as guidance really assume a trends consistence with what we've seen over the last six or seven months, you know the fact is that we have seen an increase in volume that is not normal seasonality and we're hoping that it's the cusp of a recovery, you know we're only two weeks into July and it would be nice to see this thing continue on into August, but there's definitely something happening out there that's been reflected in our business volumes.

Gary: So how should we think about, I don't know, the next month or so? Should we be expecting to hear something from you possibly or not as related to the guidance, I just want to make sure we don't read things the wrong way?

Bill: I would think it will be later than that Gary if we saw any significant change in our performance, you know it would probably be more toward the end of August when we would talk about that and of course we've got the year-over-year overlap coming up with the CF bankruptcy in September, but you know we need to see more data then we have seen at this point because it could be an anomaly but it's beginning to look like things are coming back.

Gary: CF business in terms of retention, could you go back to the original I think it was $300 million on an annual basis and give us a sense of how that forecast at the time sounded, and if I am not mistaken the margin incrementally that Don mentioned earlier at 34% is that not higher than you originally thought?

Bill: Yeah, first on the volume side Gary we went after about $300 million in CF business and that number has not moved much




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YELLOW CORPORATION
ID #1342595                                                             PAGE 18

                               we've still got about $300 million plus or minus, and the yield on the business as we said at the time was about 15% higher pricing than CF had in place on average, so it's been good business for us. We did do better than our expectation of 20% in the second quarter in terms of incremental margin and we're going to do better than 20% for the year and that's a function of some really good cost management as well as good yield and pricing discipline.

Gary: One more if I could. One of your competitors reported earnings today they sighted some issues as relates to expenses, non-union medical claims, and other non-union cost related matters, doesn't seem to be that that is an issue for you but could you just talk to what's going on in that front?

Bill: We actually had some catch up in the first quarter there and you know as we've done a good job on the fundamentals that underlie the cost, that cost area, and so we would expect things to continue about the same projectory as they were in the second quarter.

Gary:                          Thanks.

Bill:                          Thanks Gary.

Operator:                      Ladies and gentlemen we have reached the end of
                               the allotted time for questions and answers; I would now like to turn the call over to Bill
                               Zollars for closing remarks.

Bill: Thanks a lot for joining us, and we'll see you next quarter.

Operator:                      This concludes today's teleconference, you may
                               now disconnect.

                               [END OF CALL]